                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

             For the transition period from __________ to __________

                         Commission file number 0-13818

                POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN

                (Full title of the Plan and address of the Plan, if different from that of the issuer named below)

                                  POPULAR, INC.

                             209 MUNOZ RIVERA AVENUE
                           HATO REY, PUERTO RICO 00918

             (Name of issuer of the securities held pursuant to the
               plan and the address of principal executive office)

POPULAR, INC.
PROFIT SHARING/401(K) PLAN
(FORMERLY KNOWN AS BANPONCE U.S.A. PROFIT SHARING/
 401(K) PLAN)

                                TABLE OF CONTENTS

                                                                                                    PAGE

Financial Statements:
---------------------
     Report of Independent Accountants............................................................     1

     Statements of Net Assets Available for
     Benefits as of December 31, 1999 and 1998....................................................     2

     Statement of Changes in Net Assets
     Available for Benefits for the period ended December 31, 1999................................     3

     Notes to Financial Statements................................................................  4-16

     Supplemental Schedules:*

Signature.........................................................................................    17

Consent of Independent Accountants................................................................    18

     * Schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                      [PRICEWATERHOUSECOOPERS Letterhead]

                                                      PRICEWATERHOUSECOOPERS LLP
                                                        203 North LaSalle Street
                                                          Chicago IL 60601-1210
                                                        Telephone (312) 701-5500
                                                        Facsimile (312) 701-6533

                       REPORT OF INDEPENDENT ACCOUNTANTS

June 23, 2000



To the Participants and Administrator of Popular, Inc. U.S.A. Profit Sharing/401(K) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Popular, Inc. U.S.A. Profit Sharing/401(K) Plan (the "Plan") at December 31, 1999 and 1998 and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes, Schedule of Reportable Transactions, Schedule of Loans in Default or Classified as Uncollectible, and Schedule of Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

                POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
         (FORMERLY KNOWN AS BANPONCE U.S.A. PROFIT SHARING/401(K) PLAN)

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1999 AND 1998

                                                     1999            1998
                                                 ------------    ------------

ASSETS
Investments at fair value (See Note 6)           $ 20,353,388    $  8,498,572

Receivables:
   Receivables from other plans                     3,253,977              --
   Employer's contributions                         1,974,317         393,567
   Participants' contributions                        189,744          80,075
   Interest and other receivables                      18,678          38,642
   Due from broker for securities sold                  8,552       3,302,259
                                                 ------------    ------------

     Total receivables                              5,445,268       3,814,543
                                                 ------------    ------------

     Total assets                                  25,798,656      12,313,115
                                                 ------------    ------------

LIABILITIES
   Refundable contributions                            37,429          56,708
   Payable to Trustee                                   8,527          21,215
   Accrued expenses                                       231           7,332
                                                 ------------    ------------

     Total liabilities                                 46,187          85,255
                                                 ------------    ------------

   Net assets available for benefits             $ 25,752,469    $ 12,227,860
                                                 ============    ============

                     The accompanying notes are an integral
                       part of these financial statements.

                POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
         (FORMERLY KNOWN AS BANPONCE U.S.A. PROFIT SHARING/401(K) PLAN)

                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS

                     FOR THE PERIOD ENDING DECEMBER 31, 1999

                                                                              1999
                                                                          ------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
   Net appreciation in fair value of investments (See Note 6)             $  1,729,955
   Dividends                                                                   257,328
   Interest income, participants' loans                                         27,136
   Interest income investments                                                  59,844
                                                                          ------------

                                                                             2,074,263

Less investment expenses                                                         2,453
                                                                          ------------

                                                                             2,071,810
                                                                          ------------
Contributions:
   Participants                                                              3,039,699
   Rollovers from external sources                                             310,224
   Employer                                                                  3,132,437
                                                                          ------------

                                                                             6,482,360
                                                                          ------------

   Transfers in from other plans                                             6,563,489
                                                                          ------------

           Total additions                                                  15,117,659
                                                                          ------------

DEDUCTIONS
Deductions from net assets attributed to:
   Benefits paid to participants                                             1,553,371
   Refunded contributions                                                       37,429
   Administrative expenses                                                       2,250
                                                                          ------------

                                                                             1,593,050
                                                                          ------------

           Increase in net assets                                           13,524,609

Net assets available for benefits:
   Beginning of year                                                        12,227,860

                                                                          ------------

   End of year                                                            $ 25,752,469
                                                                          ============

   The accompanying notes are an integral part of these financial statements.

                POPULAR, INC. U.S.A. PROFIT SHARING/401(K) PLAN
         (FORMERLY KNOWN AS BANPONCE U.S.A. PROFIT SHARING/401(K) PLAN)

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

NOTE 1 - DESCRIPTION OF THE PLAN:

The following brief description of the Popular, Inc. U.S.A. Profit Sharing/401(k) Plan (the "Popular, Inc. Plan" or "Plan") is provided for general information. Popular, Inc. is the sponsor of the Plan. Participants should refer to the Plan document for more complete information.

General

Pioneer Bank & Trust Company Profit Sharing Plan (the "Pioneer Plan") was established on January 1, 1972, as a qualified defined contribution plan. The Pioneer Plan was amended and restated, effective January 1, 1976 and again restated, effective July 1, 1982, to comply with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). On July 1, 1989, the Pioneer Plan was amended to include a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code ("401(k)"). The Pioneer Plan sponsor was Banco Popular, Illinois, a wholly-owned subsidiary of Popular, Inc.

On March 1, 1997, the Pioneer Plan was restated and converted into a defined contribution participant-directed plan under the name of BanPonce U.S.A. Profit Sharing/401(k) Plan (the "Plan"). On October 14, 1998, certain provisions related to rollover contributions and distributions of the Plan were amended.

During 1998 the employees of Banco Popular, Illinois, Banco Popular, California, N.A., Banco Popular, Florida, N.A., Banco Popular, Texas N.A., Popular Leasing U.S.A., Inc. and Banco Popular, FSB participated in the Plan.

Effective January 1, 1999, the entities participating in the Plan merged to form a single banking entity under the name of Banco Popular North America (the "Bank").

On January 1, 1999 employees from the Bank, Banco Popular, N.A. (Texas), First State Bank of Southern California and Gore Bronson Bancorp became eligible to participate in the Plan. The Plan was also amended to allow for additional discretionary contributions to be made to the Plan on behalf of participants who were employees of the New York branch of Banco Popular de Puerto Rico on December 31, 1998.

On April 30, 1999, the BanPonce U.S.A. Profit Sharing/401(k) Plan adopted the name of Popular, Inc. U.S.A. Profit Sharing/401(k) Plan (the "Popular, Inc. Plan" or the "Plan").

During 1999, the Plan was amended to allow for a merger of assets from Citizens National Bank Profit Sharing Savings Plan with total assets of $607,998, Banco Popular de Puerto Rico Employee Stock Plan with total assets of $5,445,596 and the Gore Bronson Bancorp Profit Sharing Plan and Trust with total assets of $509,895.

The Popular, Inc. Plan is administered by a committee (the "Plan Committee") appointed by the Board of Directors of Popular, Inc. A trust was established to hold and invest all of the assets of the Plan. The trustee for the Popular, Inc. Plan is the Trust Department of Banco Popular North America (Illinois). The Plan is subject to the provisions of ERISA.

Purpose

The Popular, Inc. Plan has been established to recognize the effort that employees of Banco Popular North America have made to the Bank's success.

Eligibility and Vesting

Prior to September 1, 1999, employees were automatically enrolled in the Popular, Inc. Plan upon the first day of the month coinciding with or next following the date they became an employee. Beginning September 1, 1999, employees are automatically enrolled into the Popular, Inc. Plan upon the first day of the month following 30 days of service. Each employee who was employed by the Bank on February 28, 1997 was eligible to participate in the Popular, Inc. Plan. Participants are immediately vested in their voluntary contributions and earnings thereon. Vesting in the Bank's matching and discretionary contribution portion of their account plus actual earnings thereon is based on years of credited service, as defined. A participant begins to vest in the Popular, Inc. Plan according to the following table:

       Years of credited service                           Vesting percentage
       -------------------------                           ------------------
             Less than 2                                             0%
             2                                                      25
             3                                                      50
             4                                                      75
             5 or more                                             100

Contributions

Employees may contribute from 1% to 10% of eligible pre-tax annual compensation up to $10,000, as defined in the Popular Inc. Plan agreement. Participants may also contribute amounts representing distributions from other qualified defined benefit or contributions plans.

The Bank contributes 50 cents for each pre-tax $1 contributed by an employee. Additionally, the Bank contributes 50 cents for each pre-tax $1 contributed by an employee that has been invested in the Popular, Inc. Common Stock Fund, subject to compliance with certain requirements defined in the Plan agreement (the "Bonus Matching Contribution"). Total contributions from the Bank will not exceed 6% of the employee's pre-tax compensation. The Bank will also make a profit sharing contribution in an amount determined by the Board of Directors of the Bank. The Bank's profit sharing and 401(a) matching contribution is limited to the total amount which the Bank can deduct for Federal income tax purposes.

Participant Accounts

As of the last day of each quarter, net earnings or losses are allocated among eligible participants in proportion to their account balances relative to the total of all such account balances as of the previous valuation date, adjusted for distributions and employee contributions made during the quarter. As of the last day of the Plan year, the Bank's profit sharing contribution is allocated to participant accounts based upon the participants' eligible compensation, as defined and subject to compliance with certain requirements included in the Plan agreement.

As of the last day of the Plan year, the Bank's additional matching contribution is allocated based on each employee's contribution, as described above. The Bank's contributions plus the employee's after-tax and pre-tax contributions are limited to the lesser of 25% of the employee's eligible compensation or a maximum amount set annually by Federal authorities.

Investment Options

Upon enrollment in the Popular, Inc. Plan, a participant may direct his/her investments and reinvestments, other than his/her Bonus Matching Contribution, in any of nine investment options.

Money Market Fund:                  Funds are invested in shares of registered
                                    investment companies determined by the
                                    Trustee. For the year 1998, the funds were invested in the Navigator Money Market Funds and the Valiant General Money Market Funds.
                                    For the year 1999, this is no longer an
                                    investment option and all assets were
                                    transferred to the M&I Stable Principal
                                    Fund.

M&I Stable Principal Fund           This fund's objective is to maintain safety
                                    of principal while generating a level of current income generally exceeding that of a money market fund. This fund primarily invests in traditional and synthetic investments contracts.

PIMCO Total Return Fund:            This fund invests mainly in fixed income
                                    securities, seeking maximum return,
                                    consistent with preservation of capital and prudent investment management.

Vanguard Wellington Income Fund:    This fund seeks to conserve capital and to
                                    provide moderate long-term growth in capital and income by investing in common stocks and debt securities.

Davis New York Venture Fund:        This fund's investment objective is growth
                                    of capital. The fund ordinarily invests in common stocks.

T. Rowe Price Mid-Cap Growth Fund:  This fund seeks long-term capital appreciation through investments in
                                    medium-sized growth companies.

Fidelity Growth & Income Fund:      This fund seeks long-term growth, current
                                    income and long-term growth of income
                                    consistent with reasonable investment risk by investing in common stocks and corporate bonds.

Vanguard 500 Index Fund:            This fund seeks investment results that
                                    correspond to the price and yield
                                    performance of the S&P 500 Index.

Ivy International Fund:             This fund invests in foreign stocks, seeking
                                    long-term capital growth.

Popular Inc. Common Stock:          During 1998, this fund invests in common
                                    stock of Popular, Inc. During 1999 this
                                    option became a unitized fund and was
                                    renamed Popular, Inc. Common Stock Fund
                                    which consists of two kinds of assets:
                                    Popular Inc. Common Stock and cash. Cash consists of funds temporarily invested in the Marshall Money Market Fund.

Temporary Investments

Temporary investments represent contributions received by the trust from the Bank but not yet invested as directed by the participants. The funds are invested in a money market fund while transactions are processed. During 1998 and 1999 funds were invested in the Marshall Money Market Fund.

Participant Loans

Participants may borrow against their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of the vested portion of the participant's equity in the Popular, Inc. Plan, and limited in amount by specific regulations. Loans are charged a reasonable interest rate, which is determined by the Plan Committee and which meets all regulatory requirements.

Distributions

Distributions may occur for termination, retirement, disability, or death. The Popular, Inc. Plan provides that benefits be distributed in one of the following manners as selected by the participant or beneficiary: (a) payment in one single sum; or (b) payment in substantially equal installments determined by the participant or beneficiary.

Plan Termination

Although it has not expressed any intent to do so, the sponsor may terminate the Popular, Inc. Plan for any reason at any time, in which event there shall be no employer duty to make contributions. In the event of termination, all participants become fully vested and have a nonforfeitable right to their full account balance.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles. A description of the more significant accounting policies follows.

Valuation of Investments

Plan investments are stated at fair value, with the exception of M&I Stable Principal Fund that is stated at contract value, which approximates fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Popular Inc. Common Stock is valued at its quoted market price.

The registered investment companies retain and reinvest all dividends. Such undistributed income is included in the statement of changes in net assets available for plan benefits and is recorded as an increase in the cost basis of fund units held at year end in the statement of net assets available for plan benefits.

Temporary investments are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.

Investment Income

Interest income on temporary investments is recorded on the accrual basis. Net gain on investments is a combination of net realized gains (losses) and the change in unrealized appreciation (depreciation) from the previous year end. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Trust fees directly attributable to the Plan are paid by the Plan. Legal and other administrative expenses are paid by the Bank and, accordingly, have not been reflected in the Plan's financial statements.

Payment of Benefits

Benefits are recorded when paid.

Forfeited Accounts

At December 31, 1999, forfeited nonvested accounts totaled $165,831. These accounts were used to reduce Employer contributions.

NOTE 3 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for benefits as presented in the financial statements to the Form 5500:

                                                                      DECEMBER 31,
                                                                 1999             1998

  Net assets available for benefits per the financial
      statements                                             $ 25,752,469     $ 12,227,860
  Amounts allocated to withdrawing participants                   (75,450)              --
                                                             ------------     ------------

  Net assets available for benefits per the Form 5500        $ 25,677,019     $ 12,227,860
                                                             ============     ============

                                                                            YEAR ENDED
                                                                           DECEMBER 31,
                                                                               1999

  Benefits paid to participants per the financial statements                $1,553,371

   Add:   Amounts allocated to withdrawing participants at
          December 31, 1999                                                     75,450
  Less:   Amounts allocated to withdrawing participants at
          December 31, 1998                                                         --
                                                                            ----------

  Benefits paid to participants per the Form 5500                           $1,628,821
                                                                            ==========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NOTE 4 - INCOME TAXES:

The Popular, Inc. U.S.A. Profit Sharing/401(k) Plan received a favorable determination letter from the Internal Revenue Service, dated April 7, 1999, indicating that it qualified under Section 401(a) of the Internal Revenue Code.

NOTE 5 - USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets during the reporting period. Actual results could differ from these estimates.

NOTE 6 - INVESTMENTS HELD:

Investments held by the Plan are summarized below. Those investments that represent 5 percent or more of the Plan's net assets at the end of the year are noted with an asterisk (*). Those investments that are nonparticipant-directed are noted with two asterisks (**). Those investments that include participant and nonparticipant-directed investments are noted with a plus sign (+).

                                                 DECEMBER 31, 1999              DECEMBER 31, 1998
                                            ----------------------------   --------------------------
                                            SHARES/UNITS     FAIR VALUE    SHARES/UNITS   FAIR VALUE

Temporary investments:
   Marshall Money
   Market Fund**                                      --    $         --       58,353    $     58,353
                                                            ------------                 ------------

Shares of registered investment
  companies:
     Valiant General Money
       Market Fund                                    --              --      474,988         474,988
     M&I Stable Principal Fund                   679,778         679,778

     PIMCO Total Return Fund                      88,150         872,683           --              --

     Vanguard  Wellington
       Income Fund                                83,152       2,324,919*          --              --

     Davis New York Venture Fund                  66,596       1,915,297*      62,178       1,555,065*

     T. Rowe Price Mid-Cap
       Growth Fund                                40,617       1,629,952*      39,758       1,354,964*

     Fidelity Growth & Income Fund                 8,676         409,182

     Vanguard 500 Index Fund                       4,220         571,146

     Ivy International Fund                       13,893         654,214       11,960         492,753

Popular Inc. Common Stock Fund+                  356,209      10,796,206*

Popular Inc. common stock+                            --              --      122,075       4,150,550*
                                                            ------------                 ------------

                                                              19,853,377                    8,028,320
Participant loans                                                500,011                      411,899
                                                            ------------                 ------------

     Total                                                  $ 20,353,388                 $  8,498,572
                                                            ============                 ============

Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                           YEAR ENDED
                                                          DECEMBER 31,
                                                              1999
         Changes in Net Assets:
            Contributions                                 $  5,791,981

            Dividends                                               --

            Net depreciation                                   (56,161)

            Benefit paid to participants                       (27,754)

            Transfers to participant-directed
                investments                                 (5,074,101)
                                                          ------------

                                                          $    633,965
                                                          ============

During 1999, the Plan's investments (including gain and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $1,729,955 as follows:

         Mutual funds                 $  2,992,698
         Common stock fund              (1,262,743)
                                      ------------
                                      $  1,729,955
                                      ============

The M&I Stable Principal Fund is fully benefit responsive. The average yield for the year ended December 31, 1999 is 5.99%. The crediting interest rate as of December 31, 1999 is 6.05%. The frequency and basis for determining the crediting interest rate resets are daily and accrual/units, respectively. There are no valuation reserves recorded to adjust the contract amounts. There is no minimum crediting interest rate under the terms of the contracts. There are no limitations or guarantees on the contracts.

NOTE 7 - NONEXEMPT TRANSACTIONS:

During 1998 and 1999, the Bank withheld contributions for various participants in the Plan but did not remit those contributions to the Plan within fifteen days following the month of the withholding. In accordance with Department of Labor regulations, the delay on the remittance of these contributions resulted in a prohibited loan to the Bank. Subsequently, the Bank corrected these prohibited transactions.

                                                                      Schedule I


                 POPULAR, INC. U.S.A. PROFIT SHARING/401(k) PLAN
         (Formerly known as BanPonce U.S.A. Profit Sharing/401(k) Plan)

           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END

                                DECEMBER 31, 1999

                                                     DESCRIPTION                  COST       CURRENT VALUE
                                            ---------------------------       ------------   -------------

M&I Stable Principal Fund                   679,778 shares                    $    679,778    $    679,778

PIMCO Total Return Fund                     88,150 shares                          921,483         872,683

Vanguard Wellington Income Fund             83,152 shares                        2,454,910       2,324,919

Davis NY Venture Fund                       66,596 shares                        1,422,904       1,915,297

T. Rowe Price Mid-Cap Growth Fund           40,617 shares                        1,109,359       1,629,952

Fidelity Growth & Income Fund               8,676 shares                           399,070         409,182

Vanguard 500 Index Fund                     4,220 shares                           520,911         571,146

Ivy International Fund                      13,893 shares                          562,498         654,214

Popular Inc. Common Stock Fund              356,209 units                        8,596,521      10,796,206

Participant Loans*                          Interest rates range between
                                            8.75% and 10.5%                        500,011         500,011
                                                                              ------------    ------------

           Total                                                              $ 17,167,445    $ 20,353,388
                                                                              ============    ============

                                                                     Schedule II

                   POPULAR INC. USA PROFIT SHARING/401(K) PLAN
         (Formerly known as BanPonce U.S.A. Profit Sharing/401(k) Plan)

                       SCHEDULE OF REPORTABLE TRANSACTIONS

                          YEAR ENDED DECEMBER 31, 1999

                                                                                                  Current Value
     Identity of                                           Purchase      Selling        Cost of   on Transaction      Net
   Party Involved                Description of Assets      Price         Price          Asset         Date        Gain/Loss
---------------------            ---------------------    ----------    ----------    ----------  --------------   ---------

Marshall Money Market            Temporary investments    $5,015,748                  $5,015,748    $5,015,748        --
Marshall Money Market            Temporary investments                  $5,025,315     5,025,315     5,025,315        --

Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of January 1, 1999 as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

                                                                    Schedule III
                   POPULAR INC. USA PROFIT SHARING/401(K) PLAN
         (Formerly known as BanPonce U.S.A. Profit Sharing/401(k) Plan)

     SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS IN DEFAULT OR CLASSIFIED
                                AS UNCOLLECTIBLE

                          YEAR ENDED DECEMBER 31, 1999

                                                  Amount received during
                                                      reporting year
                                    Original      ----------------------
   Identity and address of          amount of                             Unpaid balance
           obligor                     loan       Principal     Interest  at end of year
------------------------------      ---------     ---------     --------  --------------
Heidi Toman(*)
4156 South Park Avenue
Brookfield, IL 60513                   4,950            --          --         4,950

Joseph Piscitello(*)
1800 S Linden Park Ridge, IL
60068                                 21,065            --          --        21,065

Diana Schultz(*)
1613 N 43rd Avenue Stone
Park, IL 60165                        20,486            --          --        20,486

Jacquelin Jones(*)
433 South Lombard Oak
Park, IL 60302                         4,936           126         231         4,811

Elizabeth Even(*)
3727 Equation Road #12
Pomona, CA 91767                       8,000           995         531         7,005

Cristina Arellano(*)
2635 Silver Creek Franklin
Park, IL 60131                         4,748         1,846         390         2,900


                                                                                                    Amount overdue
                                                                                               -----------------------
   Identity and address of         Detailed description of loan including dates of making
           obligor                 and maturity, interest rate and other material items        Principal      Interest
------------------------------     ------------------------------------------------------      ---------      --------
Heidi Toman(*)
4156 South Park Avenue
Brookfield, IL 60513               Issued 10/31/98, rate 8.75%, matures                             269           494

Joseph Piscitello(*)
1800 S Linden Park Ridge, IL
60068                              Issued 5/15/98, rate 10.5%, matures                            6,775         3,075

Diana Schultz(*)
1613 N 43rd Avenue Stone
Park, IL 60165                     Issued 7/31/98, rate 10.5%, matures                            5,753         2,487

Jacquelin Jones(*)
433 South Lombard Oak
Park, IL 60302                     Issued 12/31/98, rate 8.75%, matures                             111           191

Elizabeth Even(*)
3727 Equation Road #12
Pomona, CA 91767                   Issued 12/31/98, rate 10%, matures                               447           232

Cristina Arellano(*)
2635 Silver Creek Franklin
Park, IL 60131                     Issued 9/30/98, rate 10.5%, matures                              429            58

(*) Party in interest to the Plan

                                                                     Schedule IV

                   POPULAR INC. USA PROFIT SHARING/401(K) PLAN
         (Formerly known as BanPonce U.S.A. Profit Sharing/401(k) Plan)

                       SCHEDULE OF NONEXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

  IDENTITY OF PARTY     RELATIONSHIP TO THE PLAN      DESCRIPTION OF TRANSACTIONS
     INVOLVED
--------------------    ------------------------      ---------------------------------------------

Banco Popular North     Employer                      Improper loan from Plan to employer
America                                               for failure to timely remit employees'
                                                      withheld contributions to the Plan.

  IDENTITY OF PARTY       (1)COST OF ASSET   (2)CURRENT VALUE OF ASSET
     INVOLVED
--------------------      ----------------   -------------------------

Banco Popular North       $ 78,765           $ 78,864
America


(1) The cost of asset represents the back contributions remitted to the Plan by the Bank on February 1, 2000 for the period December 31, 1999 for various plan participants.

(2) The current value of assets represents the back contributions and the interest earned by the Bank for the period of the Bank's prohibited use of the participants' contributions.

                                    SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      POPULAR, INC. U.S.A. PROFIT SHARING/
                                                  401(K) PLAN
                                                 (Name of Plan)


                                   By:   /s/ Maria Isabel Burckhart
                                         --------------------------------------
                                             Maria Isabel Burckhart
                                             Authorized Representative


                                   By:   /s/ Jorge A. Junquera
                                         --------------------------------------
                                             Jorge A. Junquera
                                             Authorized Representative
                                             in the United States

Date: June 26, 2000